UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 26, 2021

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Merger

On August 25, 2021, Navios Maritime Acquisition Corporation (the “Company”) entered into an Agreement and Plan of Merger with Navios Maritime Partners L.P. (“NMM”) and its direct wholly owned subsidiary Navios Acquisition Merger Sub. Inc. (“Merger Sub”) (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company being the surviving entity (the “Merger”). Upon consummation of the Merger, the Company will become wholly owned by NMM. The Merger Agreement was negotiated and unanimously approved by a special committee of the board of directors of the Company consisting of independent directors. The Merger Agreement was also unanimously approved by the Company’s full board of directors.

Under the terms of the Merger Agreement, upon consummation of the Merger, each outstanding share of common stock of the Company that is held by a holder other than NMM, the Company and their respective subsidiaries (such shares, the “Company Common Stock”) will be converted into the right to receive 0.1275 of a common unit of NMM.

Pursuant to the Merger Agreement, NMM will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement/prospectus describing the Merger and NMM’s common units to be issued in the Merger. After the registration statement is declared effective by the SEC, the proxy statement/prospectus will be mailed to holders of Company Common Stock and the Company will hold of a special meeting of the holders of Company Common Stock (the “Company Stockholders’ Meeting”) to vote on the Merger Agreement and the Merger.

The closing of the Merger is conditioned upon, among other things:

•

the approval of the Merger Agreement and the Merger by at least a majority of the outstanding shares of Company Common Stock at the Company Special Meeting (such approval, the “Company Stockholder Approval”);

•	the registration statement on Form F-4 referred to above having been declared effective by the SEC;

•	the absence of legal orders, decrees, injunctions or impediments prohibiting the transactions contemplated by the Merger Agreement; and

•	the approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the common units of NMM to be issued in the Merger.

Under the terms of the Merger Agreement, NMM, which, subsequent to the Equity Issuance described below, beneficially owns 44,117,647 shares of Company Common Stock, or approximately 62.4% of the outstanding shares of Company Common Stock, has agreed to vote those shares of Company Common Stock in favor of the Merger and the Merger Agreement at the Company Stockholders’ Meeting.

The Merger Agreement contains (i) customary representations and warranties of NMM and the Company and (ii) covenants of NMM and the Company with respect to, among other things, certain actions taken (or not to be taken) prior to the closing of the Merger. In addition, the Company has agreed to customary restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding acquisition proposals, subject to certain exceptions. The Company board of directors (acting upon the recommendation of the Company special committee) may change its recommendation with respect to the Merger in certain circumstances described in the Merger Agreement.

The Merger Agreement contains provisions granting both NMM and the Company the right to terminate the Merger Agreement for certain reasons, including, among others, if (i) the closing has not occurred by August 31, 2022 (the “Outside Date”), (ii) any governmental authority has issued an order, decree or ruling, or taken any other action (including the enactment of any statute, rule regulation, decree or executive order) enjoining or prohibiting the Merger, or (iii) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the Outside Date.

The Merger Agreement provides that upon termination of the Merger Agreement in connection with a material breach by NMM or the Company (as applicable), the other party will be entitled to expense reimbursement of $1,000,000.

Redemption and Discharge of Ship Mortgage Notes

Pursuant to the Merger Agreement, on August 26, 2021, the Company called for redemption by delivery all of its outstanding 8.125% First Priority Ship Mortgage Notes due November 15, 2021 (the “Ship Mortgage Notes”) by delivery of a Redemption Notice to the registered holders of the Ship Mortgage Notes (the ‘Ship Mortgage Redemption Notice”) and remitted to the indenture trustee the aggregate redemption price payable to the holders of the Ship Mortgage Notes to satisfy and discharge the Company’s obligations under the indenture relating to the Ship Mortgage Notes. The redemption date for the Ship Mortgage Notes will be September 25, 2021.

The Company funded the approximately $397,478,000 aggregate redemption price with net proceeds from (i) the sale by the Company pursuant to the Merger Agreement (in a private placement in reliance on the exemption from registration provided for under Section 4(a)(2) of the Securities Act) of 44,117,647 shares of Company Common Stock to NMM for an aggregate purchase price of $150,000,000, or $3.40 per share (the “Equity Issuance”), and (ii) borrowings under the HCB Loan Agreement and BNP Loan Agreement described below. The shares of Company Common Stock issued to NMM pursuant to the Equity Issuance will be cancelled in the Merger for no consideration.

NSM Loan Amendment

In connection with the execution of the Merger Agreement, on August 25, 2021, the Company and Navios Shipmanagement Holdings Corporation (“NSM”) entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend an existing loan agreement dated March 19, 2021 by and among the Company and NSM, among others (the “NSM Loan Agreement”). Under the NSM Loan Agreement, NSM had made available to the Company a secured term loan (the “NSM Loan”) of up to $100,000,000, of which a balance of approximately $98,112,000 was outstanding at the time of the execution of the Supplemental Loan Agreement. The Supplemental Loan Agreement has amended the NSM Loan Agreement to, among other things, release all of the collateral securing the NSM Loan (which has been granted as collateral to secure NNA and/or its subsidiaries’ obligations under the HCB Loan Agreement and BNP Loan Agreement described below); eliminate NSM’s option under the NSM Loan Agreement to exchange all or a portion of the NSM Loan for equity of the Company’s material subsidiary, Navios Maritime Midstream Partners L.P.; cancel $30,000,000 of the outstanding balance of the NSM Loan in exchange for 8,823,529 newly-issued shares of Company Common Stock ($3.40 per share), which shares of Company Common Stock will be converted into common units of NMM in the Merger on the same terms as is applicable to other outstanding shares of Company Common Stock; and provide for the repayment of $35,000,000 of the outstanding balance of the NSM Loan in cash as of the date of the Supplemental Loan Agreement and the repayment of the remainder of the outstanding balance of the NSM Loan, of approximately $33,112,000, in cash on January 7, 2022.

Hamburg Commercial Bank Loan Agreement

In connection with the execution of the Merger Agreement, on August 23, 2021, the Company and Hamburg Commercial Bank AG (“HCB”), among other lenders, entered into a loan agreement (the “HCB Loan Agreement”) under which HCB and other lenders, agreed to make available to the Company a secured term loan facility of up to $195,385,000 to provide financing on seven tankers, all of which secure the loan (the “HCB Loan”) of which $190,215,625 was borrowed by the Company. The first advance is repayable in fifteen quarterly installments of $4,665,000 each beginning on October 29, 2021 with the final repayment to be made on April 29, 2025. The second advance is repayable in eleven quarterly installments of $2,825,000 beginning on October 29, 2021 with the final repayment to be made on April 29, 2024. The first advance bears interest at LIBOR plus 3.9% per annum and the second advance bears interest at LIBOR plus 7.0% per annum.

BNP Loan Agreement

In connection with the execution of the Merger Agreement, on August 25 2021, certain subsidiaries of the Company and BNP Paribas (“BNP”), among other lenders, entered into a loan agreement (the “BNP Loan Agreement”) under which BNP, and other lenders, agreed to make available to such Company subsidiaries a secured term loan facility of up to $96,000,000 (the “BNP Loan”), secured by five vessels owned by the Company of which the full amount was borrowed by the subsidiaries of the Company. The BNP Loan is repayable in eight quarterly installments of $4,625,000 beginning three months from the date of the initial drawdown, with the final repayment to be made on the earlier of two years after the date of the initial drawdown or December 30, 2023. The BNP Loan bears interest at LIBOR plus 3.55% per annum.

NMM Loan Agreement

In connection with the execution of the Merger Agreement, on August 24, 2021, the Company and NMM entered into a loan 4agreement (the “NMM Loan Agreement”) under which NMM agreed to make available to the Company a working capital facility of up to $45,000,000. As of the date hereof, the full amount of the facility has been drawn. The full amounts borrowed, including accrued and unpaid interest are due and payable on the date that is one year following the date hereof. The facility bears interest at the rate of 11.50% per annum.

The foregoing descriptions of the Merger Agreement, the Supplemental Loan Agreement, the NSM Loan Agreement, the HCB Loan Agreement, the BNP Loan Agreement, NMM Loan Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the respective agreements. Copies of the Merger Agreement, the Ship Mortgage Redemption Notice, the Supplemental Loan Agreement, the HCB Loan Agreement, the BNP Loan Agreement and NMM Loan Agreement are attached hereto as Exhibits 4.1, 4.2, 4.3, 4.4, 4.5 and 4.6 and the terms of which are incorporated herein by reference.

The Merger Agreement, the Ship Mortgage Redemption Notice, the Supplemental Loan Agreement, the HCB Loan Agreement, the BNP Loan Agreement and NMM Loan Agreement are incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about NMM, the Company, the other parties thereto or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the applicable agreement were made only for purposes of those agreements and as of specific dates, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of NMM, the Company, the other parties to the applicable Agreements or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the dates of the applicable agreements, which subsequent information may or may not be fully reflected in public disclosures by NMM and the Company. The applicable agreements should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger and the other transactions that will be contained in, or incorporated by reference into, the registration statement that NMM will file in connection with the Merger, as well as in the other filings that each of NMM and the Company make with the Securities and Exchange Commission (the “SEC”).

Press Release

On August 26, 2021, NMM and the Company issued a joint press release, announcing the entry into the Merger Agreement, and the other related transactions as described herein. A copy of this press release is furnished and attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information

In connection with the proposed Merger, NMM will file a registration statement and a related proxy/prospectus with the SEC. Investors are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements) because they will contain important information regarding the NMM common units and the Merger. Investors may obtain free copies of the registration statement and the related proxy/prospectus when they become available, as well as other filings containing information about NMM and the Company, without charge, at the SEC’s website (www.sec.gov).

This communication may contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “intend,” “will,” “should,” and similar expressions, as they relate to NMM and the Company and their respective subsidiaries are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Neither NMM nor the Company assume any obligation to update any forward-looking statement as a result of new information or future events or developments, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: August 26, 2021

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	Agreement and Plan of Merger, dated August 25, 2021, by and among Navios Maritime Acquisition Corporation, Navios Maritime Partners L.P. and Navios Acquisition Merger Sub, Inc.

4.2	Ship Mortgage Redemption Notice dated August 26, 2021.

4.3	Supplemental Agreement in relation to a Loan Agreement dated March 19, 2021, dated August 25, 2021, by and between Navios Maritime Acquisition Corporation and Navios Shipmanagement Holdings Corporation.

4.4	Loan Agreement, dated August 23, 2021, by and among Navios Maritime Acquisition Corporation, Hamburg Commercial Bank AG and certain banks and financial institutions named therein.

4.5	Loan Agreement, dated August 25, 2021, by and among Zakynthos Shipping Corporation, Delos Shipping Corporation, Kerkyra Shipping Corporation, Alkmene Shipping Corporation, Persephone Shipping Corporation, BNP Paribas, Credit Agricole Corporate and Investment Bank and certain banks and financial institutions named therein.

4.6	Loan Agreement, dated August 24, 2021, by and between Navios Maritime Acquisition Corporation and Navios Maritime Partners, L.P.

99.1	Press Release dated August 26, 2021.